UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 27, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTE OF THE ORDINARY GENERAL SHAREHOLDERS’ MEETING

HELD ON APRIL 27, 2016

1.            DATE, TIME AND PLACE: Held at 2:30 p.m., on April 27, 2016, at the Company’s headquarters, in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 4th Floor, Vila Olímpia, Zip Code 04551-010.

2.            CALL NOTICE: The call notice has been published in the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo) under the terms set forth by article 124 of Law 6.404, from December 15th, 1976, as amended (“Brazilian Corporation Law”).

3.            ATTENDANCE: Were present holders of 457,627,437 (four hundred and fifty seven million, six hundred and twenty seven thousand, four hundred and thirty seven) Company’s common, book-entry, with no par value shares, representing more than 82.66% (eighty-two point sixty six per cent) of the Company’s total and voting capital stock, according to the signatures on the Company’s shareholders’ attendance book. Were also present the member of the Company’s management, Mr. Luiz Fernando Torres Pinto, the member of the Company’s Fiscal Council, Mr. Mauricio Aquino Halewicz, and the representative of Baker Tilly Brasil Auditores Independentes S/S, Mr. Eduardo Affonso de Vasconcelos.

4.            PRESIDING BOARD: The meeting was chaired by Mr. André Mestriner Stocche and secretariat by Ms. Najara Akemi Dias Cohn.

5.            PUBLICATIONS AND DISCLOSURE: The following documents have been published in accordance with section 133, of Law No. 6.404, from December 15, 1976, as amended (“Brazilian Corporation Law”): (1) the management’s report, the financial statements and it’s respective explanatory notes, together with the report of Baker Tilly Brasil Auditores Independentes S/S, the report of the Fiscal Council and the report of the Statutory Audit Committee, in the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo), on March 29, 30 and 31, 2016, pages 380, 385 and 261, respectively, and in the newspaper “Valor Econômico”, on March 26, 29 e 30, 2016, pages E58, E42 and E42, respectively; and (2) the management’s report, the financial statements and it’s respective explanatory notes, together with the report of Baker Tilly Brasil Auditores Independentes S/S, the report of the Fiscal Council and the report of the Statutory Audit Committee, in the State of São Paulo Official Gazette (Diário Oficial do Estado de São

Paulo), on January 28, 2016, pages 29 to 45, and at the newspaper “Valor Econômico”, on January 28, 2016, pages E3 to E14. The aforementioned documents have also been made available for the shareholders at the Company’s headquarters and disclosed at the electronic pages of the Brazilian Securities and Exchange Commission (“CVM”), of BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and of the Company, more than one (1) month prior to the present date, as provided by the Brazilian Corporation Law and by applicable CVM regulation.

6.            AGENDA: The shareholders of the Company gathered to examine, discuss and vote on the following agenda: (1) the management accounts, the management report and the Company’s financial statements, together with the annual report of the independent auditors, the report of the Fiscal Council and the report of the Statutory Audit Committee relating to the fiscal year ended on December 31, 2015; (2) the proposal of the Company’s capital budget for 2016; (3) the managers’ proposal for the allocation of the results of the fiscal year ended on December 31, 2015; (4) the instatement of the Fiscal Council; (5) the definition of the number of members of the Fiscal Council; (6) the election of the members of the Company’s Fiscal Council; and (7) the annual global compensation of the Company’s management and members of the Fiscal Council for the fiscal year of 2016.

7.            RESOLUTIONS: Upon the opening of the meeting and examination and discussion on the matters of the agenda, the shareholders present at the meeting have decided as follows:

7.1.         To approve, by 457,627,437 (four hundred and fifty seven million, six hundred and twenty seven thousand, four hundred and thirty seven) affirmative votes, no dissenting votes and no abstentions, the drawing up of these minutes in summary format containing only the transcription of the decisions, pursuant to section 130, paragraph 1st of the Brazilian Corporation Law, and its publication without the signatures of the shareholders, pursuant to paragraph 2nd of the same section of the Brazilian Corporation Law.

7.2.         To approve, by 440,852,691 (four hundred and forty million, eight hundred and fifty two thousand, six hundred and ninety one affirmative votes, 10,240 (ten thousand and two hundred and forty) dissenting votes and 16,523,606 (sixteen million, five hundred and twenty three thousand and six hundred and six) abstentions, the management accounts, the management report and the Company’s financial statements, together  with the annual report of the independent auditors, the report of the Fiscal Council and the report of the Statutory Audit Committee relating to the fiscal year ended on December 31, 2015.

7.3.         To approve, by 451,771,246 (four hundred and fifty one million, seven hundred and seventy one thousand, two hundred and forty six) affirmative votes, 16,384 (sixteen thousand, three hundred and eighty four) dissenting votes and 5,598,907 (five million, five hundred and ninety eight thousand, nine hundred and seven) abstentions, the Company’s capital budget for the fiscal year ending on December 31, 2016, in accordance with section 196 of the Brazilian Corporation Law, pursuant to Exhibit I herein.

7.4.         To approve, by 451,777,819 four hundred and fifty one million, seven hundred and seventy seven thousand, eight hundred and nineteen) affirmative votes, 10,260 (ten thousand and two hundred and sixty) dissenting votes and 5,598,458 (five million, five hundred and ninety eight thousand, four hundred and fifty eight) abstentions, the management proposal for the allocation of the Company’s net income relating the fiscal year ended on December 31, 2015, in the total amount of R$342,185,247.17 (three hundred and forty two-million, one hundred eighty-five thousand, two hundred and forty-seven Brazilian Reais and seventeen cents), as follows:

(a)         The amount of R$17,109,262.36 (seventeen million, one hundred and nine thousand, two hundred and sixty-two Brazilian Reais and thirty-six cents), equivalent to 5% (five per cent) of the fiscal year’s net income shall be allocated to the Company’s legal reserve, in line with section 193 of the Brazilian Corporation Law; and

(b)         The amount of R$300,000,000.00 (three hundred million Brazilian Reais), equivalent to R$0.541916712 per common share, corresponding to 92.29% (ninety two point twenty-nine per cent) of the adjusted net income, shall be distributed to the shareholders as dividends, in the exact proportions of their respective interests in the Company’s capital stock, as provided below:

(i)                                     The amount of R$81,268,996.20 (eighty-one million, two hundred and sixty-eight thousand, nine hundred and ninety-six Brazilian Reais and twenty cents), equivalent to R$0.146803424 per common share, corresponding to 25% (twenty five per cent) of the adjusted net income, shall be distributed to the shareholders as minimum compulsory dividend, under the terms of Brazilian Corporation Law and section 31, sub-section II of the Company’s By-laws; and;

(ii)                                  The amount of R$218,731,003.80 (two hundred and eighteen million, seven hundred and thirty-one thousand and three Brazilian Reais and eighty cents), equivalent to R$0.395113288 per common share, corresponding to 67.29% (sixty-seven point twenty-nine per cent) of the adjusted net income, shall be distributed to the shareholders as additional dividend, under the terms of Brazilian Corporation Law.

(c)          The amount of R$25,075,984.81 (twenty-five million, seventy-five thousand, nine hundred and eighty-four Brazilian Reais and eighty-one cents), corresponding to, approximately, 7.71% (seven point seventy-one per cent) of the adjusted net income, shall be withheld and allocated in the Investment’s Reserve, as stipulated in the Company’s capital budget for the fiscal year of 2016.

7.4.1.      The persons who are shareholders of the Company on April 28, 2016 will be entitled to receive the dividends hereby declared, and the procedures adopted by the financial institution responsible for the book-keeping of the Company’s shares regarding the payment of dividends shall be observed, as will be timely disclosed by the Company through a Notice to Shareholders. In this sense, as from April 29, 2016, (including) the Company’s shares shall be traded “ex-dividend”.

7.4.2.     The dividends hereby declared shall be paid by the Company to the shareholders, in one installment, on May 9, 2016.

7.5.         To approve, by 457,367,548 (four hundred and fifty seven million, three hundred and sixty seven, five hundred and eighty eight)  affirmative votes, 11,239 (eleven thousand and two hundred and thirty nine) dissenting votes and 7,750 (seven thousand seven hundred and fifty) abstentions, the instatement of the Company’s Fiscal Council with term of office until the date of the Ordinary Shareholders’ Meeting that will examine the Company’s financial statements related to the fiscal year ending on December 31, 2016.

7.6.         To approve, by 457,366,443 (four hundred and fifty seven million, three hundred and sixty six thousand, four hundred and forty three) affirmative votes, 17,652 (seventeen thousand, six hundred and fifty two) dissenting votes and 2,442 (two hundred and forty two) abstentions, that the Company’s Fiscal Council will be composed of three (3) effective members and three (3) alternate members, with term of office until the date of the Ordinary General Shareholders’ Meeting which will examine the Company’s financial statements related to the fiscal year ending on December 31, 2016.

7.7.         To elect the following persons as members of the Fiscal Council, with term of office until the date of the Ordinary General Shareholders’ Meeting which will examine the Company’s financial statements related to the fiscal year ending on December 31, 2016:

(i)                                    Raphael Manhães Martins, Brazilian, single, lawyer, resident and domiciled in the City of Rio de Janeiro, Estado do Rio de Janeiro, with business offices located at Rua Araújo Porto Alegre, no. 36, room 1102, Centro, Zip Code 20030-901, bearer of the professional identity card no. 147.187, issued by OAB/RJ, enrolled with the CPF/MF under no. 096.952.607-56 elected in separate voting procedure, without the participation of the controlling shareholder, by 5,595,991 (five million, five hundred and ninety five thousand, nine hundred and ninety one) affirmative votes, representing the majority of the votes of the minority shareholders’ votes that were present and took part in the meeting, under the terms provided for in section 161, § 4th, item “a” of Brazilian Corporation Law, as an effective member of the Fiscal Council;

(ii)                                 Domenica Einsenstein Noronha, Brazilian, single, business manager, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with office in Rua do Carmo, No. 8, group 205, Centre, Zip Code (CEP) 28640-000, bearer of identity card RG No 111.310.25-6, issued by IFP/RJ, enrolled with CPF/MF under No 090.448.297-93, elected in separate voting procedure, without the participation of the controlling shareholder, by 5,595,991 (five million, five hundred and ninety five thousand, nine hundred and ninety one) votes of minority shareholders present at the meeting and that participated at the separate voting procedure, under the terms provided for in section 161, § 4th, item “a” of Brazilian Corporation Law, as an alternate member for the office of Mr. Raphael Manhães Martins;

(iii)                              Mauricio Aquino Halewicz, Brazilian, married, accountant, resident e domiciled in the City of São Paulo, State of São Paulo, with office at Alameda Santos, 700, cj. 62, Cerqueira Cesar,, Zip Code (CEP) 01418-100, bearer of identity card RG No 7.049.172.823, issued by SSP/RS, enrolled with CPF/MF under No 694.701.200-78, elected by 395,852,418 (three hundred and ninety five million, eight hundred and fifty two thousand, four hundred and eighteen) affirmative votes, 1,811,003 (one million, eight hundred and eleven thousand and three) dissenting votes and 2,415 (two thousand, four hundred and fifteen) abstentions, as an effective member of the Fiscal Council;

(iv)                             Geraldo Gianini, Brazilian, judicially divorced, accountant, resident e domiciled in City of São Paulo, State of São Paulo, at Rua Professor Tamandaré Toledo, 170, apartment 83, Itaim Bibi, Zip Code (CEP) 04532-020, bearer of identity card RG No 544.903-X, issued by SSP/SP, enrolled with CPF/MF under No 531.905.488-20, elected by 395,852,418 (three hundred and ninety five million, eight hundred and fifty two thousand, four hundred and eighteen) affirmative votes, 1,811,003 (one million, eight hundred and eleven thousand and three) dissenting votes and 2,415 (two thousand, four hundred and fifteen) abstentions, as an alternate member to the office of Mr. Mauricio Aquino Halewicz;

(v)                                Gilsomar Maia Sebastião, Brazilian, married, accountant, resident and domiciled in the City of São Paulo, State of  São Paulo, with office at Av. Brás Leme, 1717, 2nd floor, Zip Code (CEP) 02511-000, bearer of identity card RG No 24.733.092-9, issued by SSP/SP, enrolled with CPF/MF under No 174.189.288-07, elected by 395,852,418 (three hundred and ninety five million, eight hundred and fifty two thousand, four hundred and eighteen) affirmative votes, 1,811,003 (one million, eight hundred and eleven thousand and three) dissenting votes and 2,415 (two thousand, four hundred and fifteen) abstentions, as an effective member of the Fiscal Council; and

(vi)                             Antônio Felizardo Leocadio, brazilian, married, accountant, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Luis Correia de Melo, 148, Apartment 201, Tower 4, CEP 04726-220, bearer of identity card RG No 23.410.097-7, issued by SSP/SP, enrolled with CPF/MF under No 129.803.248-25, elected by 395,852,418 (three hundred and ninety five million, eight hundred and fifty two thousand, four hundred and eighteen) affirmative votes, 1,811,003 (one million, eight hundred and eleven thousand and three) dissenting votes and 2,415 (two thousand, four hundred and fifteen) abstentions, as an alternate member to the office of Mr. Gilsomar Maia Sebastião.

7.7.1.     To state that the election of Mr. Raphael Manhães Martins, and Mrs. Domenica Einsenstein Noronha as his alternate, using the separate voting procedure, was requested by the shareholder Tempo Capital Principal Fundo de Investimento de Ações, holder of 5,595,991 (five million, five hundred and ninety five thousand, nine hundred and ninety one) ordinary shares, representing more than 1.01% (one point zero one per cent) of the Company’s total and voting capital stock, pursuant to section 161, paragraph 4th, item “a” of the Brazilian Corporation Law.

7.7.2.     To state that the shareholder Caixa de Previdência dos Fundionários do Banco do Brasil — PREVI, holder of 3,771,713 (three million, seven hundred and seventy one thousand, seven hundred and thirteen) ordinary shares, representative of 0.68% (zero point sixty eight per cent) od the total and voting capital stock, has appointed to the separate voting procedure Mr. Antonio Sergio Riede and Mr. José Ismar Alves Tôrres as his alternates, however the candidates appointed in item 7.7.1 above were elected by the majority of the minority shareholders that have demonstrated their separate votes in accordance with item 7.7 (i) and (ii) above.

7.7.3.     To state that thee shareholder Tempo Capital Principal Fundo de Investimento de Ações has presented a claim against the participation of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI in the separate voting procedure to elect members of the Fiscal Council, declaring the impairment of this shareholder to vote as a consequence of the relevant influence of the Federal Union, as BNDES Participações S.A. (“BNDESPAR”), shareholder of the Company and signor of the Shareholders`Agreement filed in the Company`s headquarters, is an entity that is indirectly managed by the Federal Union. The President of the Board, after analyzing and receiving the declaration of the representative of Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI that there was no influence of the Federal Union in the vote of  Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI to be cast at the General Shareholders` Meeting, did not declare the impairment of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI, since pursuant to the orientations of CVM`s Official Letter SEP 02/2016, the president of the board of the general shareholders` meeting shall only disqualify votes of shareholders in the separate voting procedure in the situation where the impairment is clear. In view of the commitment of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI that it was not prohibited to vote and in the absence of any evidence in the contrary to such information, the President decided to allow the participation of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI in the separate voting procedure.

7.7.4.     Based on the information received by the Company’s management, and in accordance with the applicable law, the shareholders were informed that the members of the Fiscal Council meet the requirements set forth by section 162 of the Brazilian Corporation Law and are in conditions to execute, without any restrictions, the statement mentioned in sections 147 and 162, paragraph 2nd of the Brazilian Corporation Law.

7.7.5.     The members of the Fiscal Council herein elected shall be invested in their respective offices within thirty (30) days, counted from the date hereof, by the execution of (i) the term of investiture to be drawn up in the Company’s specific book together with the clearance certificate pursuant to item 7.7.1 above; and (ii) the respective Instrument of Consent of the Members of the Fiscal Council, in accordance with the model of Annex C to the Novo Mercado Regulation.

7.8.         To approve, by 396,744,084 (three hundred and ninety six million, seven hundred and fourty four thousand and eighty four) affirmative votes, 53,746,365 (fifty three million, seven hundred and fourty six thousand, three hundred and sixty five) dissenting votes and 6,896,088 (six million, eight hundred and ninety six thousand and eighty eight) abstentions, the global compensation sum of up to R$ 66,132,867.48 (sixty-six million, one hundred and thirty-two thousand, eight hundred and sixty seven Brazilian Reais and forty-eight cents) for the Company’s managers for the fiscal year of 2016, being the amount of up to R$52,881,243.70 (fifty-two million, eight hundred and eighty-one thousand, two hundred and forty-three Brazilian Reais and seventy cents) for the compensation to be paid in cash (fixed and variable compensations and benefits) and the amount of up to R$13,251,623.78 (thirteen million, two hundred and fifty-one thousand, six hundred and twenty-three Brazilian Reais and seventy-eight cents) for the compensation based on shares (phantom stock options and stock options plan), being the Company’s Board of Directors responsible for setting and apportioning the individual compensations of the managers and, as the case may be, the granting of representation fees and/or benefits of any nature, in accordance with section 152 of Brazilian Corporation Law.

7.8.1                     To state the amount of the variable compensation in the Company’s results surpassed the amount originally approved by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2015, in such a manner that the total compensation of the Company`s management in the fiscal year of 2015 was R$68,231,543.65 (sixty eight million, two hundred and thirty one thousand, five hundred and forty three Brazilian Reais and sixty five cents).

7.8.2                     To approve, by 396,744,084 (three hundred and ninety six million, seven hundred and fourty four thousand and eighty four) affirmative votes, 53,746,365 (fifty three million, seven hundred and fourty six thousand, three hundred and sixty five) dissenting votes and 6,896,088 (six million, eight hundred and ninety six thousand and eighty eight) abstentions, that the compensation to be paid to the members of the Fiscal Council shall correspond to no less than ten per cent (10%) and, no more than 20% (twenty per cent) of the compensation that, on average, is assigned to the Company’s officers, not included the benefits, representation fees and profit participation stakes assigned to the officers, in accordance with §3rd of section 162 of the Brazilian Corporation Law.

7.8.3                     The alternate members of the Fiscal Council shall only be paid when replacing the effective members.

8                                        DOCUMENTS: The documents and proposals referred to the general meeting, as well as the manifestations of votes, protests and dissent presented in writing by the shareholders were numbered, initialed by the Board and the shareholders and were filed at the Company’s headquarters.

9                                        ADJOURNMENT: There being no further matters to be discussed, the Chairman declared the meeting adjourned and suspended the procedures for the time necessary for the draft of these minutes, in the summary format, in accordance with section 130, paragraph 1st, of the Brazilian Corporation Law, and being authorized its publication without the signature of the shareholders, as provided by paragraph 2nd of section 130 of the Brazilian Corporation Law, which was read, approved and signed by all those present. São Paulo, April 27, 2016. Board: (aa) André Mestriner Stocche — President; (aa) Najara Akemi Dias Cohn — Secretary. Member of the Company’s Management: (aa) Luiz Fernando Torres Pinto. Member of the Fiscal Council: (aa) Mauricio Aquino Halewicz. Representative of the Baker Tilly Brasil Auditores Independentes S/): (aa) Eduardo Affonso de Vasconcelos. Shareholders present: BNDES PARTICIPAÇÕES S.A. — BNDESPAR pp. Alfredo de Carvalho Filho;  VOTORANTIM S.A., pp. Tatiana Bacchi Eguchi Anderson; CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL — PREVI, pp. Luís Gustavo Frantz; Citibank N.A., ADR DEPARTMENT, pp. Camila Puppo Palomares; SUL AMÉRICA PIPE SUL ENERGIA FIA, SUL AMÉRICA EXPERTISE II FIA, pp. Rafael Sugai; FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: FIDELITY, EMERGING MARKETS EQUITY CENTRAL FUND, FIDELITY INVESTMENT FUNDS - FIDELITY INDEX EMERGING MARKETS FUND, FIDELITY INVESTMENTS MONEY MANAGMENT INC., FRANKLIN TEMPLETON INVESTMENT FUNDS, JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, JPMORGAN FUNDS, JPMORGAN FUNDS LATIN AMERICA EQUITY FUND, JPMORGAN LATIN AMERICA FUND, KAPITALFORENINGEN PENSAM INVEST, PSI 50 EMERGING MARKET AKTIER, TELSTRA SUPER PTY LTD AS TRUSTEE FOR TELSTRA SUPERANNUATION SCHEME, MINEWORKERS’ PENSION SCHEME, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, THE MASTER TRUST BANK

OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045795, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045796, UNIVERSITIES SUPERANNUATION SCHEME LTD, VANGUARD INVESTMENT SERIES, PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND, p.p. Márcia Regina Gonçalves Mello; ACADIAN EMERGING MARKETS EQUITY FUND, ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO, ADVISORS INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO, ALASKA COMMON TRUST FUND, ALASKA PERMANENT FUND, ALSCOTT INVESTMENTS, LLC, ARIZONA PSPRS TRUST, ASTON LMGC EMERGING MARKETS FUND, AT&T UNION WELFARE BENEFIT TRUST, BELLSOUTH CORPORATION RFA VEBA TRUST, BILL AND MELINDA GATES FOUNDATION TRUST, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A., BLACKROCK LATIN AMERICA FUND, INC, BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II, BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND, BNY MELLON FUNDS TRUST - BNY MELLON INTERNATION EQUITY INCOME FUND, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA, BP PENSION FUND, BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C, BRITISH AIRWAYS PENSION TRUSTEES LTD (MPF A/C), CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALIFORNIA PUBLIC EMPLOYEES’ RETIREMENT SYSTEM, CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND, CF DV EMERGING MARKETS STOCK INDEX FUND, CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF NOMURA BRAZIL FUND, CITIGROUP PENSION PLAN, CITY OF FRESNO RETIREMENT SYSTEMS, CLARIVEST EMERGING MARKETS EQUITY FUND, L.P., COLLEGE RETIREMENT EQUITIES FUND, COMMONFUND EM QUANTITATIVE FOCUS FUND, LLC., COMMONWEALTH SUPERANNUATION CORPORATION, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, DEUTSCHE X-TRACKERS MSCI BRAZIL HEDGED EQUITY ET, DGIA EMERGING MARKETS EQUITY FUND, L.P., DIVERSIFIED MARKETS (2010) POOLED FUND TRUST, DREYFUS INVESTMENT FUNDS - DIVERSIFIED EMERGING MARKETS FUND, DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND, EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND, EATON VANCE CTRUST COMPANY COMMON TRUST FUND PARAMETRIC STRUCTURED EMERGING MARKETS EQUITY COMMON TRUS FUND, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY INDEX PLUS FUND,EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B, EMERGING MARKETS INDEX NON-LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS INTERNATIONAL FUND, EMERGING MARKETS

SUDAN FREE EQUITY INDEX FUND, ENSIGN PEAK ADVISORS, INC., FIDELITY EMERGING MARKETS EQUITY INVESTMENT TRUST, FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS DISCOVERY FUND, FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARKETS FUND, FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS FUND, FIDELITY INVESTMENT TRUST: FIDELITY GLOBAL COMMODITY STOCK FUND, FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC ADVISERS EMERGING MARKETS FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND, FIDELITY SALEM STREET TRUST : FIDELITY SAI EMERGING MARKETS INDEX FUND, FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND, FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND, FIRST TRUST BICK INDEX FUND, FIRST TRUST BRAZIL ALPHADEX FUND, FIRST TRUST LATIN AMERICA ALPHADEX FUND, FLORIDA RETIREMENT SYSTEM TRUST FUND, FLORIDA STATE BOARD OF ADMINISTRATION, FUTURE FUND BOARD OF GUARDIANS, GMI INVESTMENT TRUST, GMAM GROUP PENSION TRUST II, GENERAL PENSION & SOCIAL SECURITY AUTHORITY, GIVI GLOBAL EQUITY FUND, GLOBAL ADVANTAGE FUNDS - EMERGING MARKETS HIGH VALUE TEILFOLDS, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS ACTIVE BETA EMERGING MARKETS EQUITY ETF, HARTFORD EMERGING MARKETS EQUITY FUND, HP INVEST COMMON CONTRACTUAL FUND, IBM 401(K) PLUS PLAN, IBM DIVERSIFIED GLOBAL EQUITY FUND, ILLINOIS STATE BOARD OF INVESTMENT, INTECH EMERGING MARKETS MANAGED, INTECH GLOBAL ALL COUNTRY ENHANCED INDEX FUND LLC, INTERNATIONAL EQUITY FUND, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI BRAZIL CAPPED ETF, ISHARES MSCI BRIC ETF, ISHARES MSCI EMERGING MARKETS ETF, J.A. AND KATHRYN ALBERTSON FOUNDATION, INC., JANUS CAPITAL MANAGEMENT LLC, JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND, JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FUND, JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND, JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND, JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B, LACM ENERGUNG MARKETS FUND, L.P, LACM EMII, L.P., LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, LEGG MASON GLOBAL FUNDS, P.L.C., LMCG GLOBAL MULTICAP FUND, LMCG COLLECTIVE TRUST, MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO, MARYLAND STATE RETIREMENT & PENSIONS SYSTEM, MERCER QIF FUND PLC, MFS BLENDED RESEARCH EMERGING MAKETS EQUITY FUND, MGI FUNDS, PLC., MFS EMERGING MARKETS EQUITY TRUST, MINISTRY OF STRATEGY AND FINANCE, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NEUBERGER BERMAN SYSTEMATIC

GLOBAL EQUITY TRUST, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NORGES BANK, NORTHERN MULTI-MANAGER EMERGING MARKETS EQUITY FUND, NORTHERN TRUST INVESTMENT FUNDS PLC, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND LENDING, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING NORTHERN TRUST UCITS FGR FUND, NORTHWESTERN MUTUAL SERIES FUND, INC. - EMERGING MARKETS EQUITY PORTFOLIO, NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND — LENDING, NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US INVESTABLE MAKET INDEX FUND, NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND; NTGI - QM COMMON DAILY, EMERGING MARKETS EQUITY INDEX FUND — LENDING, NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST, PACE INTERNATION EMERGING MARKETS EQUITY INVESTMENTS, PEAR TREE PANAGORA RISK PARITY EMERGING MARKETS FUND, PICTET - EMERGING MARKETS INDEX, PICTET FUNDS S.A. RE: PI(CH)-EMERGING MARKETS TRACKER, POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST, POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO, PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO, PYRAMIS GLOBAL EX U.S. INDEX FUND, OREGON PUBLIC EMPLOYEES REITREMENT SYSTEM, QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP, RAILWAY PENSION TRUSTEE COMPANY LIMITED, AYTHEON COMPANY MASTER TRUST, RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL EMERGING MARKETS EQUITY PLUS FUND, SCHWAB INTERNATIONAL CORE EQUITY FUND, SPDR MSCI ACWI EX-US ETF, STATE OF IDIANA PUBLIC EMPLOYEES RETIREMENT FUND, STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN, STATE OF NEW JERSEY COMMON PENSION FUND, STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST, STATE STREET GLOBAL ADVISORS LOUXEMBOURG SICAV - SSGA EMERGING MARKETS SELECT EQUITY FUND, STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY FUND, TD EMERALD HEDGED ALL COUNTRY WORLD INDEX EQUITY PFUND TRUST, TD EMERALD LOW VOLATILITY EMERGING MARKET EQUITY POOLED FUND TRUST, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, THE ANDREW W. MELLON FOUNDATION, THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM, THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN, THE CANANDIAN MEDICAL PROTECTIVE ASSOCIATION, THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, THE FIRST CHURCH OF CHRIST, SCIENTIST, IN BOSTON MASSACHUSETTS, THE HONEYWELL INTERNATIONAL INC. MASTER RETIREMENT TRUST, THE MONETARY AUTHORITY OF SINGAPORE, THE NATURE CONSERVANCY, THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, THE

PRESIDENT AND FELLOWS OF HARVARD COLLEGE, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND, TRANSAMERICA EMERGING MARKETS EQUITY, TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST, TRILOGY INVESTMENT FUNDS PLC, TRUST & CUSTODY SERVICES BANK LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND, TRUSTEES OF THE ESTATE OF BERNICE PAUAHI DBA KAMEHAMEHA SCHOOLS, UAW RETIREE MEDICAL BENEFITS TRUST; UTAH STATE RETIREMENT SYSTEM VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, VIRGINIA RETIREMENT SYSTEM, VOYA EMERGING MARKETS INDEX PORTFOLIO, VOYA INVESTMENT MENAGEMENT CO. LLC., WASHINGTON STATE INVESTMENT BOARD, WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO, WILLIAM AND FLORA HEWLETT FOUNDATION, WMC GEM SYSTEMATIC EQUITY FUND, WYOMING RETIREMENT SYSTEM, FIDELITY INVESTMENT TRUST LATIN AMERICA FUND, STICHTING F&C MULTIMANAGER EMERGING EQUITY ACTIVE, p.p. Márcia Regina Gonçalves Mello; MOST DIVERSIFIED PORTFOLIO SICAV, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, p.p. Márcia Regina Gonçalves Mello; BB CAP IBOVESPA INDEXADO FI EM AÇÕES, BB TERRA DO SOL FUNDO DE INVESTIMENTO MILTIMERCADO, BB PREVIDÊNCIA ISE ATIVO FUNDO DE INVESTIMENTO EM AÇÕES, BB BNC AÇÕES NOSSO CLUBE DE INVESTIMENTO, BB TOP AÇÕES EXPORTAÇÃO FIA, BB TOP AÇÕES ÍNDICE DE SUSTENTABILIDADE EMPRESARIAL FI AÇÕES, BB TOP AÇÕES IBOVESPA INDEXADO FI, BB AÇÕES IBRX INDEXADO FI, BB PREVIDENCIA AÇÕES FUNDO DE INVESTIMENTO, BB CAP AÇOES FUNDO DE INVESTIMENTO, BB TOP MULTI BALANCEADO, BRASIL PREV TOP A FUNDO DE INVESTIMENTO EM AÇÕES, BB ECO GOLD FDO DE INV EM AÇÕES, BB TOP AÇÕES MULTISETORIAL ATIVO FI, BB TOP AÇÕES DIVIDENDO ATIVO FI, BB TOP AÇÕES DUAL STRATEGY FI, BB MULTIMERCADO LP GLOBAL INIV PRIV FI, BB TOP AÇÕES IBOVESPA ATIVO FI, BB AÇÕES 22 FI, BRASIL PREV TOP AÇÕES DIVIDENDOS FIP, BB TOP AÇÕES DIVIDENDOS FIA, p.p. Eduardo Tognetti; Tempo Capital Principal Fundo de Investimento de Ações, pp. Thaís de Macedo Limani.

The present corresponds to the original document drawn up in the Book of the Minutes of General Shareholders’ Meetings.

Board:

André Mestriner Stocche	Najara Akemi Dias Cohn
President	Secretary

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

EXHIBIT I TO THE MINUTE OF THE ORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 27, 2016

CAPITAL BUDGET

As provided for in section 196 of Law No. 6,404/76, with the wording given by Law No. 10,303, of October 31, 2001, the management of Fibria Celulose S.A. (“Fibria” or “Company”) hereby submits its proposed Capital Budget.

The proposal of allocation of the net results of 2015 contemplated in Fibria’s Financial Statements, in line with its investments plan, provides that, after the adjustments established in sections 193 and 202 of Law No. 6.404/76, earnings in the amount of R$25,075 thousand, will be withheld and allocated at the Investment’s Reserve, which shall be added to the current balance of this reserve, in the amount of R$805,870 thousand.

The Investment Plan for 2016, duly approved by the Board of Directors during the meeting held on December 17, 2015, totals the amount of R$8.189 million, distributed as follows:

R$ Million
Maintenance	383
Modernization	169
Research and Development	8
Information Technology	22
Forest — Renovation	1.499
Safety/Enviroment	52
Cellulose Logistics	690
Horizon 2	5.366

Total Capital Budget	8.189

This investments will be made primarily with the profits held in the Profits Reserves for investments in the amount of R$830.945 thousand. The difference, in the amount of R$7.358 million, for the total realization of the investment proposed by the management, will be made with own funds (generated from operations during the year) and sources from third parties.

Summary Table of Sources and Uses of Funds

Source of Funds	R$ million

Withholding of profits for investments
Balance of the profits reserve for investment	806
Withheld earnings in 2015	25

Own funds (generated from operations during the year) / Third parties	7.358

TOTAL	8.189

Uses

Investments	8.189

This being the intended proposal, the Company’s management is at shareholders’ disposal to make any further clarifications required.

São Paulo, January 27, 2016.

THE MANAGEMENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO